[redacted]

KW 3/7/14

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 6 2014 WASH. D.C. 191

14046229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN + MERLIN INC DBA L+M Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD STE 98
(No. and Street)

PARMA (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN A. FERRANTE 440-884-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti PCAOB # 2648
(Name – *if individual, state last, first, middle name*)

6685 BETA DR (Address) MAYFIELD VILLAGE (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, LAUREN A. FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L+M FINANCIAL SERVICES, as of February 19, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lauren A Ferrante
Signature

CEO
Title

Edward A. Krause
Notary Public

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

L & M FINANCIAL SERVICES

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2013

L & M FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

We have audited the accompanying statement of financial condition of L & M Financial Services (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI
Skoda Minotti
Cleveland, Ohio
February 14, 2014

L & M FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$	813
Accounts receivable		17,214
Deposits		25,675
		43,702
Furniture, fixtures and computer equipment		25,573
Less: Accumulated depreciation		(25,246)
		327
Marketable securities, at fair value		14,624
Total assets	$	58,653

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES			
Accounts payable		$	7,749
Accrued commissions			5,277
Accrued payroll taxes and other expenses			943
			13,969
STOCKHOLDERS' EQUITY			
Common stock - no par value			
Authorized	- 781 shares		
Issued and outstanding	- 773 shares		141,000
Treasury stock, at cost	- 8 shares		(200)
Accumulated deficit			(96,116)
			44,684
Total liabilities and stockholders' equity		$	58,653

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REVENUES	
Sales commissions	$ 324,613
Realized loss on investments	(166)
Unrealized gain on securities	10,055
Interest and dividend income	863
	335,365
OPERATING EXPENSES	
Bank service charges	154
Commissions	94,417
Depreciation	219
Dues and subscriptions	5,990
Health insurance	7,644
Insurance	2,807
Margin interest expense	915
Office expenses	17,521
Operating expenses	69,323
Professional fees	5,280
Rent	18,451
Salaries and wages	101,200
Taxes on payroll	8,224
Telephone	642
	332,787
NET INCOME	$ 2,578

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2012	$ 141,000	$ (200)	$ (98,694)	$ 42,106
Net income	-	-	2,578	2,578
Balance at December 31, 2013	$ 141,000	$ (200)	$ (96,116)	$ 44,684

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,578
Adjustment to reconcile net income to net cash used in operating activities:		
Add back: Item not affecting cash		
Depreciation		219
Cash provided by (used in) changes in the following items:		
Increase in accounts receivable		(2,813)
Decrease in marketable securities		6,672
Decrease in accounts payable		(5,912)
Decrease in accrued commissions		(1,029)
Decrease in accrued payroll taxes and other expenses		(84)
Net cash used in operating activities		(369)
NET DECREASE IN CASH		(369)
CASH - BEGINNING OF YEAR		1,182
CASH - END OF YEAR	$	813

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$	915

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lauren & Merlin Inc. dba L & M Financial Services (the Company) was incorporated in 1986 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and engaged in managed accounts with a concentration in Northeast Ohio. The Company operates as an introducing broker; all trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represent commissions due from clearing brokers and agents at the end of the month. These amounts are generally paid by the fifth business day of the following month.

Deposits

The Company maintains a $25,000 security deposit at RBC Correspondent Services and a $675 security deposit for its rented office space.

Furniture, Fixtures and Computer Equipment

Furniture, fixtures and computer equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets, which is five years.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the investments is approximately $6,300.

Accounts Payable

Accounts payable represents the amount of margin balance (at 7.75% at December 31, 2013) due to RBC Correspondent Services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued Commissions

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the seventh business day of the following month.

Accrued Payroll Taxes and Other Expenses

Accrued payroll taxes and other expenses represent mostly city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the tax authorities by the applicable due date.

Revenue Recognition

Commissions are recognized as income when earned, rather than when received.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation Federal income and state taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2010.

Subsequent Events

The Company evaluated subsequent events through February 14, 2014, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2013, the Company exceeded all net capital requirements.

3. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

L & M FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

FORM X-17A-5 LINE			
	COMPUTATION OF NET CAPITAL:		
1	Total stockholders' equity from statement of financial condition	$	44,684
2	Less: Stockholders' equity not allowable for net capital		-
3	Total stockholders' equity qualified for net capital		44,684
6D	Total other deductions		(1,130)
8	Net capital before haircuts on security positions		43,554
9	Haircuts on securities pursuant to 15c3-1		(2,193)
10	Net capital	$	41,361
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$	415
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	41,361
	Less: Net capital requirement		(5,000)
	Total	$	36,361
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$	35,361
	AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$	6,220
20	Percent of aggregate indebtedness to net capital		15.04%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2013

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 44,684	$ 44,684	$ -
Less: Stockholders' equity not allowable for net capital	-	-	-
Total stockholders' equity qualified for net capital	44,684	44,684	-
Total other deductions	(1,130)	(1,130)	-
Net capital before haircuts on security positions	43,554	43,554	-
Haircuts on securities pursuant to 15c3-1	(2,193)	(2,193)	-
Net capital	$ 41,361	$ 41,361	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required	$ 415	$ 415	$ -
Minimum dollar requirement	$ 5,000	$ 5,000	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 41,361	$ 41,361	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 36,361	$ 36,361	$ -
Excess net capital less certain adjustments	$ 35,361	$ 35,361	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 6,220	$ 6,220	$ -
Percent of aggregate indebtedness to net capital	15.04%	15.04%	0.00%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2013

L & M Financial Services conforms to the exemption provision under Section (k)(2)(i) of Rule 15c3-3 by not collecting or holding funds or securities for, nor owing money or securities to, customers.

See the Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In planning and performing our audit of the financial statements information of L & M Financial Services (the Company), as of and for the year ended December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 14, 2014

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by L & M Financial Services (L&M) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L&M's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L&M's management is responsible for L&M's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 14, 2014